

July 8, 2021

Vlado Bosanac
Chief Executive Officer
Advanced Human Imaging, Inc.
71-73 South Perth Esplanade, Unit 5
South Perth, WA 6151
Australia

> **Re: Advanced Human Imaging, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted June 25, 2021**
> **CIK No. 0001815436**

Dear Mr. Bosanac:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2021 letter.

Draft Registration Statement on Form F-1 filed June 25, 20021

Summary Risk Factors, page 20

1. We note your response to prior comment 3. Please revise to specify that the limitation of rights under the deposit agreement includes a jury trial waiver, exclusive forum provision, and mandatory arbitration provision.

Risk Factors
"Your rights to pursue claims arising under the deposit agreement are limited by the terms of the deposit agreement.", page 34

2.   We note your disclosure that the deposit agreement contains a right to require a claim be settled by arbitration. Please provide additional risk factor disclosure regarding how such a mandatory arbitration provision impacts shareholders. In addition, file the deposit agreement as an exhibit.

Capitalization and Indebtedness, page 40

3.   Please address the following as it relates to your pro forma capitalization disclosures:
   - Revise pro forma total liabilities to reconcile to the December 31, 2020 financial statements. In this regard, we note you have reduced total liabilities to account for interest assumed through May 31, 2021; however, it appears that this amount was not reflected in your December 31, 2020 financial statements.
   - Revise pro forma accumulated losses to reflect the effect of the assumed interest through May 31, 2021 that was not previously reflected in your December 31, 2020 financial statements.
   - Revise total shareholders' equity to reflect the above changes.

Major Partnership Agreements, page 65

4.   We note your response to prior comment 8 that you have begin to generate revenue under several agreements. Please clarify whether any of the licensing agreements discussed provided a material portion of your revenue for the periods presented.

Financial Statements - For the financial year ended 30 June 2020
Note 1. Summary of Significant Accounting Policies
(g) Revenue and other income, page F-44

5.   Revise to disclose the nature of the services provided under the joint venture arrangement with Body Composition Technologies ("BCT") and the related accounting for these services under IFRS 15.

6.   We note that you recognized $500,000 of license fee revenue from BCT, disclosed as due in part from the completion of a $2 million funding round. Please tell us and revise to disclose the nature of these additional IP license fees and how you account for them. Ensure your response specifically addresses how the completion of a funding round results in additional license fee revenue and refer to the authoritative guidance you relied upon when determining your accounting.

      You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence Metelitsa